UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 2, 2017
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
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This report includes the media release and the slides for the presentation to investors in connection with the 3Q17 results.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
November 2, 2017
Media Release
Credit Suisse Group announces 3Q17 results
Group delivers 3Q17 reported pre-tax income of CHF 400 million, up 80% year on year; adjusted* pre-tax income of CHF 620 million, up 90% year on year
Net income attributable to shareholders of CHF 244 million in 3Q17, up from CHF 41 million in 3Q16
Core adjusted* net revenues in 3Q17 up 0.2% year on year; adjusted* total operating expenses down 5% and adjusted* pre-tax income up 30% year on year
Group adjusted* net revenues in 3Q17 down 2% year on year, driven by USD 95 million decrease in SRU adjusted* net revenues; Group total adjusted* operating expenses down 7% year on year
Growth across Wealth Management with 3Q17 NNA1 totaling CHF 10.4 billion, up 8% year on year; 9M17 NNA1 of CHF 33.2 billion, up 11% year on year; assets under management1 up 12% year on year to a record CHF 751 billion
SUB, IWM and APAC WM&C combined 3Q17 adjusted* net revenues2 of CHF 3.1 billion, up 9% year on year; adjusted* pre-tax income2 of CHF 1 billion in 3Q17, up 30% year on year, profiting from positive operating leverage in seasonally slower quarter
GM delivers resilient performance despite seasonal impacts in 3Q17; Equities3 net revenues up 5% and Fixed Income3 net revenues down 8% year on year
In 9M17, IBCM achieved strong progress year on year and increased share of wallet4 across all key products
9M17 cumulative cost savings5 of CHF 1 billion, with approximately CHF 400 million generated in 3Q17; confident in ending 2017 below our CHF 18.5 billion cost target
Further progress in SRU6 wind-down in 3Q17 with adjusted* total operating costs down 35%, leverage exposure down 43% and RWA7 down 53% year on year (down 10%, 10% and 13%, respectively, quarter on quarter)
On a look-through basis, achieved organic capital generation of approximately CHF 400 million in 3Q17, resulting in CET1 ratio of 13.2% (13.4%8 excluding operational risk RWA add-on announced at our 2Q17 results). Look-through CET1 capital increased to CHF 34.9 billion

Group highlights
• Adjusted* net revenues of CHF 5 billion in 3Q17, down 2% year on year (9M17: CHF 15.7 billion, up 6% year on year)
• Adjusted* total operating expenses of CHF 4.4 billion5 in 3Q17, down 9% year on year (9M17: CHF 13.4 billion5, down 7% year on year)
• Reported pre-tax income of CHF 400 million in 3Q17, up 80% year on year (9M17: CHF 1.7 billion)
• Adjusted* pre-tax income of CHF 620 million in 3Q17, up 90% year on year (9M17: CHF 2.2 billion)
• Net income attributable to shareholders of CHF 244 million in 3Q17, up from CHF 41 million in 3Q16
Tidjane Thiam, Chief Executive Officer of Credit Suisse, stated: “Our 3Q17 results demonstrate the progress we are making in creating positive operating leverage with Group adjusted* pre-tax income up 90% year on year and driving significantly higher profitability across the Group.
While the outlook for global economic growth has continued to improve, uncertain geopolitical developments, central bank policies and the magnitude and timing of reforms in the US, as well as historically low levels of volatility, have impacted client activity levels, which remained muted. In addition, activity levels in the third quarter of 2016 were unusually strong due to the combination of the effects of Brexit and the US elections.
Our third quarter revenue performance was resilient, with Core adjusted* net revenues from our operating businesses up 0.2%, costs9 down 5% and adjusted* pre-tax income up 30%, all on a year-on-year basis. Group adjusted* net revenues were 2% lower year on year, impacted by USD 95 million of lower revenues from the SRU as we accelerate the wind-down of our non-core division. In a tough quarter, we have maintained our strong operating leverage, with Group adjusted* pre-tax income up 90% year on year. At 9M17, Group adjusted* net revenues are up 6%, and Group adjusted* total operating expenses are down 6% year on year.
In a challenging context, our wealth management connected activities10 had a very strong quarter alongside resilient performance in GM and IBCM. These results further emphasize the value of our diversified franchise.
In our wealth management related businesses10, we have achieved a step change in profitability with adjusted* net revenue2 growth of 9% year on year and adjusted* pre-tax income2 of CHF 1 billion, up 30% year on year, illustrating the power of positive operating leverage in wealth management. Our emerging markets focused businesses of APAC and IWM delivered an exceptionally strong quarter with combined asset inflows of CHF 9.4 billion11. Adjusted* pre-tax income for APAC WM&C and IWM at the nine-month stage is at or above the full year 2016 result for both divisions. Assets under management1 grew 12% year on year to a record CHF 751 billion. We generated CHF 10.4 billion of net asset inflows1 during 3Q17 and over CHF 33 billion in 9M17, representing an annualized growth rate of 7%, notwithstanding our higher asset base. In Switzerland, we recorded our seventh consecutive quarter of year-on-year profitable12 growth and generated positive net asset inflows in Private Clients. Across SUB, IWM and APAC, we are delivering on our strategy with a balanced approach to wealth management between mature and emerging markets, while growing recurring commissions and fees.
Our GM and IBCM franchises both held up well in a seasonally tougher quarter and delivered resilient results.
We have maintained our relentless focus on costs, with approximately CHF 400 million of additional savings in 3Q17 and CHF 1 billion in 9M17. We are confident in ending 2017 below our CHF 18.5 billion cost target.
We maintained our strong capital position with a look-through CET1 ratio of 13.2% while absorbing 26 bps from an operational risk RWA add-on, primarily in respect of our RMBS settlements. Importantly, in the seventh quarter of our restructuring, we were able to generate capital organically, accreting approximately CHF 400 million on a look-through basis and ending the quarter with CHF 34.9 billion of look-through CET1 capital.

As we move through the final quarter of the year, our teams remain focused on serving our clients and on the continued disciplined execution of our strategy. Despite the anticipated seasonal impact on our market-sensitive activities, we are seeing the benefits of a number of key decisions we have taken to capture the wealth management opportunity. We believe client demand for the solutions we provide across wealth management and investment banking will remain strong going forward.”
Outlook
We expect global economic growth to remain strong overall in the fourth quarter, which could be a significant tailwind for our activities in spite of continuing geopolitical uncertainty. We expect to see a continued strong performance in our wealth management businesses, albeit with seasonally lower NNA inflows. Our deal pipeline remains strong with a substantial backlog of transactions to be completed in the fourth quarter, subject to constructive markets. Within our most market dependent businesses, trading conditions in October have remained broadly similar to those in the third quarter, with continued low levels of volatility but improved activity levels. After seven quarters of our three-year plan, we remain firmly focused on delivering against our objectives for both business growth and efficiency improvement in order to create value for our clients and shareholders.
Divisional summaries
• Swiss Universal Bank (SUB) delivered its seventh consecutive quarter of year-on-year profitable12 growth in 3Q17. Adjusted* pre-tax income totaled CHF 448 million for the quarter and reached CHF 1.4 billion for 9M17. Private Clients delivered improved operating leverage, resulting in 3Q17 adjusted* pre-tax income of CHF 217 million, up 11% year on year. This performance was primarily driven by higher client activity, which resulted in 13% growth in transaction-based revenues year on year. On an adjusted* basis, net revenues grew 3% year on year to CHF 727 million in 3Q17. Assets under management totaled CHF 206 billion, an increase of 7% year on year, and net new assets were resilient at CHF 1 billion. During the quarter, SUB successfully launched the expanded offering of ‘Viva Kids’. Performance in Corporate & Institutional Clients was impacted by a decrease in recurring revenues due to lower discretionary mandate fees and the impact of selected EAM exits, as well as a reduction in trading services revenues compared to 3Q16. We nevertheless maintained our leading market share in the area of investment banking in Switzerland with a no. 1 position in DCM13 and top three positions in M&A14 and ECM15.
• International Wealth Management (IWM) continued to consistently execute its strategy and achieved a step change in profitability. Adjusted* pre-tax income rose 59% year on year to CHF 382 million in 3Q17 and reached CHF 1.1 billion in 9M17 – up 34% from 9M16 and already in line with the full-year 2016 level. Improved operating leverage was driven by revenue growth across all major revenue categories, coupled with continued cost control. The adjusted* return on regulatory capital was 29% in 3Q17. Net new assets totaled CHF 4.7 billion for the quarter and CHF 31.8 billion for 9M17, up more than 25% compared to 9M16. In Private Banking, we saw a sharp improvement in profitability, with 3Q17 adjusted* pre-tax income growing 43% year on year to CHF 272 million. This results from a 10% increase in net revenues, driven by continued growth across all regions, combined with strict cost discipline. Net interest income rose 13%, driven by higher average loan and deposit volumes at increased margins. It is a key objective of our Wealth Management strategy to grow recurring commissions and fees. Recurring commissions and fees grew strongly year on year, also demonstrating solid client demand for our ‘House View’-linked solutions. Transaction- and performance-based revenues improved due to higher levels of client activity. This positive evolution was partly offset by lower revenues from trading services. Private Banking net new assets totaled CHF 3.6 billion in 3Q17 (9M17: CHF 12.9 billion), resulting in an annualized growth rate of 4% (9M17: 5%) as we generated solid asset inflows from Europe and emerging markets. Asset Management more than doubled its adjusted* pre-tax income to CHF 110 million in 3Q17 compared to 3Q16, supported by a 28% rise in management fees. Following the transition of the Asset Management business over the last two years towards a model focused on recurring management fees, we have seen improved efficiency as well as higher revenues from specific growth initiatives and better collaboration with our Private Banking activities. This was enhanced by clear tailwinds as 2017 has seen higher asset prices.
• Asia Pacific (APAC) delivered its strongest third-quarter performance since 2014 with adjusted* pre-tax income of CHF 228 million, up 30% year on year. Adjusted* return on regulatory capital for 3Q17 was 18% and adjusted* total operating expenses decreased 7% year on year, primarily due to a 20% cost reduction in our Markets business compared to 3Q16. Wealth Management & Connected (WM&C) delivered strong results, with record 9M17 adjusted* pre-tax income of CHF 581 million, exceeding the total WM&C adjusted* pre-tax income for 2016. Net new assets for 9M17 rose to CHF 15.6 billion, also exceeding the full-year 2016 level. Adjusted* pre-tax income for 3Q17 grew 75% year on year to CHF 178 million with an adjusted* return on regulatory capital of 25%, driven by higher revenue productivity with a strong contribution from strategic hires and better RM and banker productivity. Advisory, underwriting and financing revenues rose 10% year on year, led by strong debt capital markets and client activities in Greater China. Private Banking revenues rose 16% compared to 3Q16, reflecting record transaction-based revenues and recurring commissions and fees since the beginning of 2014. Higher levels of divisional collaboration and broader activities with clients led to record assets under management of CHF 190 billion, with particularly robust levels of asset referrals from ultra-high-net-worth entrepreneurs. Our advisory and underwriting businesses retained a top three ranking4 in 9M17 in terms of share of wallet for Asia Pacific ex-Japan and onshore China. Our Markets business generated adjusted* pre-tax income of USD 52 million. 3Q17 net revenues grew 19% sequentially to USD 354 million, driven primarily by stronger trading performance and increased client activity in equity derivatives, partly offset by lower revenues from emerging markets rates products. Revenues have been resilient over the last three quarters during a period of repositioning for the business. We continued to make good progress in reducing operating expenses and are on track to meet our cost target of USD 1.2 billion by end-2018. We were recently recognized by Asia Risk as ‘Quant House of the Year’16 for our continued strength in structured products, innovation and risk management. We confirm the target we announced at our 1Q17 results presentation of an adjusted* return on regulatory capital of 10-15% by 2018 for APAC Markets.
• Investment Banking & Capital Markets (IBCM) achieved a strong performance across all key products in 9M17 and continued to deliver against its strategy in the traditionally slower third quarter, with increased share of wallet4 in advisory, equity underwriting and Leveraged Finance. We achieved top five rankings17 in M&A, Leveraged Finance and ECM, including a number one position in IPOs in 3Q17. Net revenues were stable compared to 3Q16, as lower performance in debt and equity underwriting was partly offset by revenue growth in advisory, which rose 13% year on year and 10% sequentially, outperforming the Street in both regions17. Adjusted* pre-tax income reached USD 54 million for the quarter and totaled USD 297 million in 9M17, up 92% compared to 9M16. In 9M17, performance was driven by a 28% rise in equity underwriting revenues and a 10% increase in debt underwriting revenues year on year. Adjusted* total operating expenses decreased 6% in 3Q17 compared to 3Q16, reflecting continued cost discipline. 3Q17 net revenues in global advisory and underwriting18 totaled USD 950 million and reached USD 3.1 billion in 9M17, up 14% year on year, driven primarily by higher revenues in debt and equity underwriting.
• Global Markets (GM) delivered a resilient performance with adjusted* pre-tax income of USD 101 million and net revenues of USD 1.3 billion in 3Q17 amid difficult operating conditions. The 6% decline in net revenues compared to 3Q16 reflected positive momentum in Equities3, which grew 5% year on year, and continued outperformance in our Securitized Products franchise, offset by a slowdown in credit trading and issuance activity. Overall, Fixed Income3 net revenues were down 8% compared to the strong prior-year period. We continued to make progress in reducing costs, which declined 4% on an adjusted* basis compared to 3Q16. 9M17 profitability increased substantially year on year, with adjusted* pre-tax income of USD 739 million, driven by improved operating leverage and reflecting the consistent execution of our strategy. 9M17 net revenues of USD 4.5 billion increased 4% year on year, highlighting the strength of our client franchise and our sustained leading market share4 across our trading and underwriting businesses. In addition, we launched a partnership with IWM and SUB to improve the diversity and depth of our product offering for institutional and wealth management clients. Adjusted* total operating expenses in 9M17 declined 8% year on year, demonstrating our strong cost discipline. We believe we are on track to achieve our 2018 target cost base of below USD 4.8 billion. We continue to take a disciplined approach to investing in our franchise and increasing cross-divisional collaboration. We believe we are well positioned to achieve our 2018 net revenue ambition of over USD 6 billion.

Information for investors and media
Adam Gishen, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
email: investor.relations@credit-suisse.com
Amy Rajendran, Media Relations, Credit Suisse
Tel: +41 844 33 88 44
email: media.relations@credit-suisse.com
The complete 3Q17 Financial Report and Results Presentation Slides are available for download from 07:00 CET today at: https://www.credit-suisse.com/results.
Presentation of 3Q17 results – Thursday, November 2, 2017
Event	Analyst Call	Media Conference
Time	08:15 Zurich 07:15 London 03:15 New York	10:00 Zurich 09:00 London 05:00 New York
Speakers	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting in German will be available.
Access via Telephone	+41 44 580 40 01 (Switzerland)
+44 1452 565 510 (Europe)
+1 866 389 9771 (US)
Reference: Credit Suisse Analysts and
Investors call or meeting ID: 98976094

Please dial in 10 minutes before the start
	of the presentation.	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group quarterly results Please dial in 10 minutes before the start of the presentation.
Q&A Session	Opportunity to ask questions via the telephone conference.	Following the presentation, you will have the opportunity to ask the speakers questions.
Playback	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 98976094#	Replay available approximately two hours after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID English: 97550321# Conference ID German: 97582659#

The results of Credit Suisse Group comprise the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results exclude revenues and expenses from our Strategic Resolution Unit.
As we move ahead with the implementation of our strategy, it is important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we will focus our analyses on adjusted results.
Adjusted results referred to in this Media Release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. We will report quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our strategy, given the material restructuring charges we are likely to incur and other items which are not reflective of our underlying performance but are to be borne in the interim period. Tables in the Appendix of this Media Release provide the detailed reconciliation between reported and adjusted results for the Group, Core businesses and the individual divisions.
Footnotes
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the Appendix of this Media Release.
1 Combined figures and comparative descriptions for Wealth Management NNA and assets under management are derived from the respective NNA and assets under management for SUB PC, IWM PB and APAC PB within WM&C.
2 Combined figures and comparative descriptions are derived measuring the combined respective adjusted* net revenues and adjusted* pre-tax income for SUB, IWM and APAC WM&C.
3 Includes sales and trading and underwriting, based on USD figures.
4 Source: Dealogic as of September 30, 2017.
5 Measured at constant FX rates.
6 All based on USD figures.
7 Excluding operational risk RWA.
8 Excludes impact of FINMA-imposed operational risk RWA add-on of CHF 5.2 billion, primarily in respect of our RMBS settlements, which was effective beginning in 3Q17.
9 Referring to adjusted* total operating expenses.
10 Referring to SUB, IWM and APAC WM&C.
11 Figures listed are derived by combining the respective NNA for APAC PB within WM&C and IWM PB. For the avoidance of doubt, these same amounts are used in the calculation of the combined Wealth Management NNA totaling CHF 10.4 billion.
12 Referring to SUB adjusted* pre-tax income.
13 Source: IFR as of September 27, 2017.
14 Source: Thomson Securities, SDC Platinum, Credit Suisse as of September 27, 2017.
15 Source: Dealogic as of September 27, 2017.
16 Source: Asia Risk as of September 26, 2017.
17 Source: Dealogic for the period ending September 30, 2017; includes Americas and EMEA only.
18 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements.
Abbreviations
APAC – Asia Pacific; APAC WM&C – Asia Pacific Wealth Management & Connected; bps – basis points; CET1 – Common Equity Tier 1; DCM – Debt Capital Markets; EAM – External Asset Managers; ECM – Equity Capital Markets; EMEA – Europe, the Middle East and Africa; GAAP – Generally Accepted Accounting Principles; GM – Global Markets; IBCM – Investment Banking & Capital Markets; IPO – Initial Public Offering; IWM – International Wealth Management; NNA – Net New Assets; M&A – Mergers and Acquisitions; PB – Private Banking; PC – Private Clients; RM – Relationship Manager; RMBS – Residential Mortgage Backed Securities; RWA – Risk Weighted Assets; SRU – Strategic Resolution Unit; SUB – Swiss Universal Bank
Important information
This Media Release contains select information from the full 3Q17 Financial Report and 3Q17 Results Presentation Slides that Credit Suisse believes is of particular interest to media professionals. The complete 3Q17 Financial Report and 3Q17 Results Presentation Slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 3Q17 Financial Report and Results Presentation Slides are not incorporated by reference into this Media Release.
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.

Our cost savings program is measured on the basis of adjusted* operating expenses at constant FX rates. “Adjusted operating expenses at constant FX rates” and “adjusted non-compensation operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451, 1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603, 3Q17: USD/CHF 0.9645, EUR/CHF 1.1413, GBP/CHF 1.2695.
These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.
Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.
In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this media release may also be subject to rounding adjustments.
As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this media release.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and pre- scribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage expo- sure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.
Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related AuM, excluding those from the external asset manager business.
Margin calculations for APAC are aligned with the performance metrics of the Private Banking business and its related assets under management within the Wealth Management & Connected business in APAC. Assets under management and net new assets for APAC relate to the Private Banking business within the Wealth Management & Connected business.
Net margin is calculated by dividing income before taxes by average assets under management. Adjusted net margins is calculated using adjusted results, applying the same methodology to calculate net margin.
When we refer to operating divisions throughout this Media Release, we mean SUB, IWM, APAC, IBCM and GM.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Key metrics
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Credit Suisse Group results (CHF million)
Net revenues	4,972	5,205	5,396	(4)	(8)	15,711	15,142	4
Provision for credit losses	32	82	55	(61)	(42)	167	177	(6)
Total operating expenses	4,540	4,541	5,119	0	(11)	13,892	15,028	(8)
Income/(loss) before taxes	400	582	222	(31)	80	1,652	(63)	–
Net income/(loss) attributable to shareholders	244	303	41	(19)	495	1,143	(91)	–
Assets under management and net new assets (CHF million)
Assets under management	1,344.8	1,307.3	1,254.2	2.9	7.2	1,344.8	1,254.2	7.2
Net new assets	(1.8)	12.1	11.6	–	–	34.7	33.5	3.6
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	14.0	14.2	14.1	–	–	14.0	14.1	–
Look-through CET1 ratio (%)	13.2	13.3	12.0	–	–	13.2	12.0	–
Look-through CET1 leverage ratio (%)	3.8	3.8	3.4	–	–	3.8	3.4	–
Look-through tier 1 leverage ratio (%)	5.2	5.2	4.6	–	–	5.2	4.6	–

Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in / end of	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16
Statements of operations (CHF million)
Net revenues	5,227	5,479	5,561	(255)	(274)	(165)	4,972	5,205	5,396
Provision for credit losses	40	69	50	(8)	13	5	32	82	55
Compensation and benefits	2,366	2,448	2,540	85	94	134	2,451	2,542	2,674
General and administrative expenses	1,414	1,416	1,464	216	164	514	1,630	1,580	1,978
Commission expenses	338	343	309	9	7	13	347	350	322
Restructuring expenses	91	58	124	21	11	21	112	69	145
Total other operating expenses	1,843	1,817	1,897	246	182	548	2,089	1,999	2,445
Total operating expenses	4,209	4,265	4,437	331	276	682	4,540	4,541	5,119
Income/(loss) before taxes	978	1,145	1,074	(578)	(563)	(852)	400	582	222
Statement of operations metrics (%)
Return on regulatory capital	9.3	10.9	10.4	–	–	–	3.5	5.1	1.8
Balance sheet statistics (CHF million)
Total assets	739,281	728,984	729,130	49,409	54,427	77,581	788,690	783,411	806,711
Risk-weighted assets [1]	229,170	221,236	217,194	35,842	38,101	53,268	265,012	259,337	270,462
Leverage exposure [1]	843,582	834,583	833,736	65,385	71,611	115,008	908,967	906,194	948,744
	Core Results		Strategic Resolution Unit			Credit Suisse
in / end of	9M17	9M16	9M17		9M16	9M17	9M16
Statements of operations (CHF million)
Net revenues	16,446	16,211	(735)		(1,069)	15,711	15,142
Provision for credit losses	138	94	29		83	167	177
Compensation and benefits	7,384	7,384	267		506	7,651	7,890
General and administrative expenses	4,271	4,550	587		1,036	4,858	5,586
Commission expenses	1,042	1,011	23		50	1,065	1,061
Restructuring expenses	279	371	39		120	318	491
Total other operating expenses	5,592	5,932	649		1,206	6,241	7,138
Total operating expenses	12,976	13,316	916		1,712	13,892	15,028
Income/(loss) before taxes	3,332	2,801	(1,680)		(2,864)	1,652	(63)
Statement of operations metrics (%)
Return on regulatory capital	10.5	9.1	–	.	–	4.8	(0.2)
1 Disclosed on a look-through basis.

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Refer to ”Reconciliation of adjusted results” for a reconciliation to the most directly comparable US GAAP measures.
Reconciliation of adjusted results
	Core Results			Strategic Resolution Unit			Credit Suisse
in	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16
Reconciliation of adjusted results (CHF million)
Net revenues	5,227	5,479	5,561	(255)	(274)	(165)	4,972	5,205	5,396
Real estate gains	0	0	(346)	0	0	0	0	0	(346)
Adjusted net revenues	5,227	5,479	5,215	(255)	(274)	(165)	4,972	5,205	5,050
Provision for credit losses	40	69	50	(8)	13	5	32	82	55
Total operating expenses	4,209	4,265	4,437	331	276	682	4,540	4,541	5,119
Restructuring expenses	(91)	(58)	(124)	(21)	(11)	(21)	(112)	(69)	(145)
Major litigation provisions	(20)	(12)	12	(88)	(21)	(318)	(108)	(33)	(306)
Adjusted total operating expenses	4,098	4,195	4,325	222	244	343	4,320	4,439	4,668
Income/(loss) before taxes	978	1,145	1,074	(578)	(563)	(852)	400	582	222
Total adjustments	111	70	(234)	109	32	339	220	102	105
Adjusted income/(loss) before taxes	1,089	1,215	840	(469)	(531)	(513)	620	684	327
Adjusted return on regulatory capital (%)	10.4	11.5	8.1	–	–	–	5.5	5.9	2.7
	Core Results		Strategic Resolution Unit		Credit Suisse
in	9M17	9M16	9M17	9M16	9M17	9M16
Reconciliation of adjusted results (CHF million)
Net revenues	16,446	16,211	(735)	(1,069)	15,711	15,142
Real estate gains	0	(346)	0	0	0	(346)
(Gains)/losses on business sales	23	52	(38)	4	(15)	56
Adjusted net revenues	16,469	15,917	(773)	(1,065)	15,696	14,852
Provision for credit losses	138	94	29	83	167	177
Total operating expenses	12,976	13,316	916	1,712	13,892	15,028
Restructuring expenses	(279)	(371)	(39)	(120)	(318)	(491)
Major litigation provisions	(59)	12	(179)	(318)	(238)	(306)
Adjusted total operating expenses	12,638	12,957	698	1,274	13,336	14,231
Income/(loss) before taxes	3,332	2,801	(1,680)	(2,864)	1,652	(63)
Total adjustments	361	65	180	442	541	507
Adjusted income/(loss) before taxes	3,693	2,866	(1,500)	(2,422)	2,193	444
Adjusted return on regulatory capital (%)	11.7	9.3	–	–	6.3	1.2
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Reconciliation of adjustment items
	Group
in	3Q17	3Q16	9M17	9M16
Adjusted results (CHF million)
Total operating expenses	4,540	5,119	13,892	15,028
Restructuring expenses	(112)	(145)	(318)	(491)
Major litigation provisions	(108)	(306)	(238)	(306)
Debit valuation adjustments (DVA)	(20)	0	(63)	0
Certain accounting changes	(48)	0	(125)	0
Adjusted total operating expenses	4,252	4,668	13,148	14,231
FX adjustment	106	121	277	223
Adjusted FX-neutral total operating expenses	4,358	4,789	13,425	14,454
Reconciliation of adjusted results
	SUB, IWM, and APAC WM&C
in	3Q17	3Q16	9M17	9M16	9M15	[1]
Adjusted results (CHF million)
Net revenues	3,129	3,229	9,521	9,103	8,596
Real estate gains	0	(346)	0	(346)	(23)
Adjusted net revenues	3,129	2,883	9,521	8,757	8,573
Provision for credit losses	22	64	81	77	139
Total operating expenses	2,153	2,067	6,527	6,266	6,193
Restructuring expenses	(34)	(41)	(131)	(110)	0
Major litigation provisions	(20)	19	(59)	19	(40)
Adjusted total operating expenses	2,099	2,045	6,337	6,175	6,153
Income before taxes	954	1,098	2,913	2,760	2,264
Total adjustments	54	(324)	190	(255)	17
Adjusted income before taxes	1,008	774	3,103	2,505	2,281
1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 million and CHF 123 million, respectively.

Swiss Universal Bank
	in / end of			% change		in / end of % change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Results (CHF million)
Net revenues	1,319	1,405	1,667	(6)	(21)	4,078	4,360	(6)
of which Private Clients	727	733	1,053	(1)	(31)	2,171	2,509	(13)
of which Corporate & Institutional Clients	592	672	614	(12)	(4)	1,907	1,851	3
Provision for credit losses	14	36	30	(61)	(53)	60	45	33
Total operating expenses	879	867	879	1	0	2,686	2,672	1
Income before taxes	426	502	758	(15)	(44)	1,332	1,643	(19)
of which Private Clients	206	222	526	(7)	(61)	589	922	(36)
of which Corporate & Institutional Clients	220	280	232	(21)	(5)	743	721	3
Metrics (%)
Return on regulatory capital	13.2	15.5	24.7	–	–	13.8	18.0	–
Cost/income ratio	66.6	61.7	52.7	–	–	65.9	61.3	–
Private Clients
Assets under management (CHF billion)	206.1	201.5	192.6	2.3	7.0	206.1	192.6	7.0
Net new assets (CHF billion)	1.0	1.7	0.9	–	–	4.7	1.9	–
Gross margin (annualized) (bp)	142	146	220	–	–	145	177	–
Net margin (annualized) (bp)	40	44	110	–	–	39	65	–
Corporate & Institutional Clients
Assets under management (CHF billion)	346.7	352.5	336.5	(1.6)	3.0	346.7	336.5	3.0
Net new assets (CHF billion)	(13.7)	0.0	(1.9)	–	–	(13.7)	1.7	–

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16
Adjusted results (CHF million)
Net revenues	727	733	1,053	592	672	614	1,319	1,405	1,667
Real estate gains	0	0	(346)	0	0	0	0	0	(346)
Adjusted net revenues	727	733	707	592	672	614	1,319	1,405	1,321
Provision for credit losses	9	11	12	5	25	18	14	36	30
Total operating expenses	512	500	515	367	367	364	879	867	879
Restructuring expenses	(9)	2	(16)	(4)	2	(3)	(13)	4	(19)
Major litigation provisions	(2)	(2)	0	(7)	(4)	0	(9)	(6)	0
Adjusted total operating expenses	501	500	499	356	365	361	857	865	860
Income before taxes	206	222	526	220	280	232	426	502	758
Total adjustments	11	0	(330)	11	2	3	22	2	(327)
Adjusted income before taxes	217	222	196	231	282	235	448	504	431
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	13.9	15.6	14.0
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	9M17	9M16	9M17	9M16	9M17	9M16
Adjusted results (CHF million)
Net revenues	2,171	2,509	1,907	1,851	4,078	4,360
Real estate gains	0	(346)	0	0	0	(346)
Adjusted net revenues	2,171	2,163	1,907	1,851	4,078	4,014
Provision for credit losses	32	29	28	16	60	45
Total operating expenses	1,550	1,558	1,136	1,114	2,686	2,672
Restructuring expenses	(54)	(54)	(7)	(9)	(61)	(63)
Major litigation provisions	(4)	0	(38)	0	(42)	0
Adjusted total operating expenses	1,492	1,504	1,091	1,105	2,583	2,609
Income before taxes	589	922	743	721	1,332	1,643
Total adjustments	58	(292)	45	9	103	(283)
Adjusted income before taxes	647	630	788	730	1,435	1,360
Adjusted return on regulatory capital (%)	–	–	–	–	14.9	14.9

International Wealth Management
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Results (CHF million)
Net revenues	1,262	1,264	1,081	0	17	3,747	3,399	10
of which Private Banking	870	927	789	(6)	10	2,680	2,453	9
of which Asset Management	392	337	292	16	34	1,067	946	13
Provision for credit losses	3	8	0	(63)	–	13	14	(7)
Total operating expenses	904	891	836	1	8	2,723	2,595	5
Income before taxes	355	365	245	(3)	45	1,011	790	28
of which Private Banking	252	297	196	(15)	29	788	613	29
of which Asset Management	103	68	49	51	110	223	177	26
Metrics (%)
Return on regulatory capital	26.9	28.3	20.5	–	–	26.1	22.2	–
Cost/income ratio	71.6	70.5	77.3	–	–	72.7	76.3	–
Private Banking
Assets under management (CHF billion)	355.3	336.4	311.4	5.6	14.1	355.3	311.4	14.1
Net new assets (CHF billion)	3.6	4.6	4.4	–	–	12.9	15.2	–
Gross margin (annualized) (bp)	101	110	104	–	–	106	111	–
Net margin (annualized) (bp)	29	35	26	–	–	31	28	–
Asset Management
Assets under management (CHF billion)	376.3	366.0	324.3	2.8	16.0	376.3	324.3	16.0
Net new assets (CHF billion)	1.1	2.8	5.0	–	–	18.9	10.0	–

Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16
Adjusted results (CHF million)
Net revenues	870	927	789	392	337	292	1,262	1,264	1,081
Provision for credit losses	3	8	0	0	0	0	3	8	0
Total operating expenses	615	622	593	289	269	243	904	891	836
Restructuring expenses	(9)	(4)	(13)	(7)	(3)	(2)	(16)	(7)	(15)
Major litigation provisions	(11)	(6)	19	0	0	0	(11)	(6)	19
Adjusted total operating expenses	595	612	599	282	266	241	877	878	840
Income before taxes	252	297	196	103	68	49	355	365	245
Total adjustments	20	10	(6)	7	3	2	27	13	(4)
Adjusted income before taxes	272	307	190	110	71	51	382	378	241
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	28.9	29.3	20.1
	Private Banking		Asset Management		International Wealth Management
in	9M17	9M16	9M17	9M16	9M17	9M16
Adjusted results (CHF million)
Net revenues	2,680	2,453	1,067	946	3,747	3,399
Provision for credit losses	13	14	0	0	13	14
Total operating expenses	1,879	1,826	844	769	2,723	2,595
Restructuring expenses	(36)	(36)	(23)	(2)	(59)	(38)
Major litigation provisions	(17)	19	0	0	(17)	19
Adjusted total operating expenses	1,826	1,809	821	767	2,647	2,576
Income before taxes	788	613	223	177	1,011	790
Total adjustments	53	17	23	2	76	19
Adjusted income before taxes	841	630	246	179	1,087	809
Adjusted return on regulatory capital (%)	–	–	–	–	28.0	22.7

Asia Pacific
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Results (CHF million)
Net revenues	890	848	917	5	(3)	2,619	2,735	(4)
of which Wealth Management & Connected	548	559	481	(2)	14	1,696	1,344	26
of which Markets	342	289	436	18	(22)	923	1,391	(34)
Provision for credit losses	5	(1)	34	–	(85)	8	15	(47)
Total operating expenses	667	661	731	1	(9)	2,058	2,098	(2)
Income before taxes	218	188	152	16	43	553	622	(11)
of which Wealth Management & Connected	173	196	95	(12)	82	570	327	74
of which Markets	45	(8)	57	–	(21)	(17)	295	–
Metrics (%)
Return on regulatory capital	16.8	14.4	11.3	–	–	13.9	15.9	–
Cost/income ratio	74.9	77.9	79.7	–	–	78.6	76.7	–
Wealth Management & Connected – Private Banking
Assets under management (CHF billion)	190.0	177.8	168.0	6.9	13.1	190.0	168.0	13.1
Net new assets (CHF billion)	5.8	4.5	4.3	–	–	15.6	12.9	–
Gross margin (annualized) (bp)	87	91	84	–	–	91	86	–
Net margin (annualized) (bp)	30	33	14	–	–	32	23	–

Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16
Adjusted results (CHF million)
Net revenues	548	559	481	342	289	436	890	848	917
Provision for credit losses	5	(1)	34	0	0	0	5	(1)	34
Total operating expenses	370	364	352	297	297	379	667	661	731
Restructuring expenses	(5)	(2)	(7)	(5)	(9)	(16)	(10)	(11)	(23)
Adjusted total operating expenses	365	362	345	292	288	363	657	650	708
Income/(loss) before taxes	173	196	95	45	(8)	57	218	188	152
Total adjustments	5	2	7	5	9	16	10	11	23
Adjusted income before taxes	178	198	102	50	1	73	228	199	175
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.6	15.3	12.9
	Wealth Management & Connected		Markets		Asia Pacific
in	9M17	9M16	9M17	9M16	9M17	9M16
Adjusted results (CHF million)
Net revenues	1,696	1,344	923	1,391	2,619	2,735
Provision for credit losses	8	18	0	(3)	8	15
Total operating expenses	1,118	999	940	1,099	2,058	2,098
Restructuring expenses	(11)	(9)	(29)	(25)	(40)	(34)
Adjusted total operating expenses	1,107	990	911	1,074	2,018	2,064
Income/(loss) before taxes	570	327	(17)	295	553	622
Total adjustments	11	9	29	25	40	34
Adjusted income before taxes	581	336	12	320	593	656
Adjusted return on regulatory capital (%)	–	–	–	–	15.0	16.7
	APAC Markets
in	3Q17	2Q17
Adjusted results (USD million)
Net revenues	354	298
Total operating expenses	308	305
Restructuring expenses	(6)	(8)
Adjusted total operating expenses	302	297
Income before taxes	46	(7)
Total adjustments	6	8
Adjusted income before taxes	52	1

Global Markets
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Results (CHF million)
Net revenues	1,262	1,517	1,357	(17)	(7)	4,388	4,232	4
Provision for credit losses	6	12	(5)	(50)	–	23	1	–
Total operating expenses	1,185	1,248	1,275	(5)	(7)	3,720	4,188	(11)
Income before taxes	71	257	87	(72)	(18)	645	43	–
Metrics (%)
Return on regulatory capital	2.0	7.4	2.5	–	–	6.1	0.4	–
Cost/income ratio	93.9	82.3	94.0	–	–	84.8	99.0	–
Reconciliation of adjusted results
	Global Markets
in	3Q17	2Q17	3Q16	9M17	9M16
Adjusted results (CHF million)
Net revenues	1,262	1,517	1,357	4,388	4,232
Provision for credit losses	6	12	(5)	23	1
Total operating expenses	1,185	1,248	1,275	3,720	4,188
Restructuring expenses	(27)	(32)	(52)	(79)	(202)
Major litigation provisions	0	0	(7)	0	(7)
Adjusted total operating expenses	1,158	1,216	1,216	3,641	3,979
Income before taxes	71	257	87	645	43
Total adjustments	27	32	59	79	209
Adjusted income before taxes	98	289	146	724	252
Adjusted return on regulatory capital (%)	2.8	8.3	4.1	6.9	2.4
	Global Markets
in	3Q17	3Q16	9M17	9M16
Adjusted results (USD million)
Net revenues	1,308	1,396	4,483	4,319
Provision for credit losses	7	(6)	24	(1)
Total operating expenses	1,228	1,310	3,801	4,272
Restructuring expenses	(28)	(52)	(81)	(206)
Major litigation provisions	0	(7)	0	(7)
Adjusted total operating expenses	1,200	1,251	3,720	4,059
Income before taxes	73	92	658	48
Total adjustments	28	59	81	213
Adjusted income before taxes	101	151	739	261

Investment Banking & Capital Markets
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Results (CHF million)
Net revenues	457	511	467	(11)	(2)	1,574	1,398	13
Provision for credit losses	12	13	(9)	(8)	–	31	20	55
Total operating expenses	410	420	437	(2)	(6)	1,281	1,266	1
Income before taxes	35	78	39	(55)	(10)	262	112	134
Metrics (%)
Return on regulatory capital	5.2	12.0	6.1	–	–	13.2	6.4	–
Cost/income ratio	89.7	82.2	93.6	–	–	81.4	90.6	–
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	3Q17	2Q17	3Q16	9M17	9M16
Adjusted results (CHF million)
Net revenues	457	511	467	1,574	1,398
Provision for credit losses	12	13	(9)	31	20
Total operating expenses	410	420	437	1,281	1,266
Restructuring expenses	(16)	(10)	(15)	(28)	(34)
Adjusted total operating expenses	394	410	422	1,253	1,232
Income before taxes	35	78	39	262	112
Total adjustments	16	10	15	28	34
Adjusted income before taxes	51	88	54	290	146
Adjusted return on regulatory capital (%)	7.6	13.5	8.6	14.6	8.3
	Investment Banking & Capital Markets
in	3Q17	3Q16	9M17	9M16
Adjusted results (USD million)
Net revenues	474	479	1,609	1,432
Provision for credit losses	12	(9)	32	21
Total operating expenses	425	449	1,309	1,291
Restructuring expenses	(17)	(16)	(29)	(35)
Adjusted total operating expenses	408	433	1,280	1,256
Income before taxes	37	39	268	120
Total adjustments	17	16	29	35
Adjusted income before taxes	54	55	297	155
Global advisory and underwriting revenues
	in			% change		in		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	950	1,016	945	(6)	1	3,099	2,729	14
of which advisory and other fees	237	192	209	23	13	707	736	(4)
of which debt underwriting	544	582	552	(7)	(1)	1,773	1,469	21
of which equity underwriting	169	242	184	(30)	(8)	619	524	18

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyberattacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

 Third Quarter 2017 Results  Presentation to Investors and Analysts  November 2, 2017

 Disclaimer  Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in the “Cautionary statement regarding forward-looking information" in our 3Q17 Financial Report filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments.Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.

 3Q17 Earnings ReviewTidjane Thiam, Chief Executive OfficerDavid Mathers, Chief Financial Officer

Key messages

Generating positive operating leverage and higher profits with reduced risks

1 Delivering profitable growth across Wealth Management

- **Resilient Group revenues** – 3Q17 Core adjusted net revenues up 0.2% YoY, Group adjusted net revenues down 2% impacted by USD 95 mn of lower net revenues from the SRU; 9M17 Group adjusted net revenues up 6%, adjusted operating expenses down 6%, leading to adjusted PTI of CHF 2.2 bn
- **Wealth Management**[1] NNA of CHF 10.4 bn in 3Q17, up 8% YoY, reaching CHF 33.2 bn in 9M17, up 11% YoY; Record AuM of CHF 751 bn, up 12% YoY
- **SUB**, **IWM** and **APAC WM&C** with combined 3Q17 adjusted net revenues of CHF 3.1 bn, up 9% YoY, and adjusted PTI of CHF 1.0 bn, up 30% YoY, profiting from positive operating leverage in a seasonally slower quarter
- **GM** with resilient performance in 3Q17; Equities[2] revenues up 5%, Fixed Income[2] revenues down 8% YoY
- **IBCM** with strong YoY progress at 9M17 and increased share of wallet across all key products

2 On track to exceed 2017 target cost savings and accelerating wind-down of SRU

- Further reduced Group adjusted operating expenses* in 3Q17 by 9% YoY to CHF 4.4 bn; net cost savings* of CHF 1.0 bn in 9M17
- SRU with adjusted operating expenses down 35% YoY (down 10% QoQ), reduced leverage exposure down 43% YoY (down 10% QoQ) and RWA excl. Op Risk down 53% YoY (down 13% QoQ)

3 Maintaining strong capital position

- CET1 ratio of 13.2% after deduction of 26 bps for operational risk add-on[3]; Tier-1 leverage ratio of 5.2%
- Accreting organic capital in 3Q17, with CET1 capital of CHF 34.9 bn

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * Adjusted operating expenses at constant FX rates; see Appendix
1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Includes sales and trading and underwriting, based on USD figures 3 FINMA-imposed operational risk RWA add-on of CHF 5.2 bn, primarily in respect of our RMBS settlements, which was effective as of 3Q17

CREDIT SUISSE November 2, 2017 4

 We have been focused on a few priorities            Risk  Costs  Capital  Reduce our cost base  Right-size and de-risk our Global Markets activities  Strengthen our capital position  Legacy  Resolve legacy issues and wind-down the SRU  Growth  Deliver profitable growth and generate capital organically

 2.5  3.1  Generating strong profitable growth in our Wealth Management related businesses  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  SUB, IWM andAPAC WM&Cadjusted resultsin CHF bn   9M16  Net revenues  Operating expenses  Pre-tax income  9M17  Growth  Costs  Risk  Legacy  Capital  9.5  +3%  +24%  +9%

Growth
Costs
Risk
Capital
Legacy

Confident in ending 2017 below our CHF 18.5 bn cost target

Group adjusted operating expenses
in CHF bn


5.0
5.1
4.7
4.6
5.1
5.2
4.8
4.4
4.9
4.8
4.7
4.3
5.0
5.8
4.9
~5.1*
Implied maximum 4Q17 cost base to achieve 2017 target of < CHF 18.5 bn[1]
1Q
2Q
3Q
4Q
2014
2015
2016
2017

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * Adjusted operating expenses at constant FX rates; see Appendix
1 Implied maximum 4Q17 adjusted operating expenses at constant FX rates required to achieve full year 2017 cost target of < CHF 18.5 bn; see Appendix

CREDIT SUISSE
November 2, 2017
7

   We have right-sized our Global Markets activities…  Global Markets leverage exposure in USD bn  1 Figures for 3Q15 present financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015; on the basis of our current structure, the 3Q15 RWA and leverage exposure amounts for Global Markets are USD 63 bn and USD 313 bn, respectively  Global Markets RWA in USD bn  -47%    1  Growth  Costs  Risk  Legacy  Capital  -34%    1

   …and significantly de-risked  -53%  Growth  Costs  Risk  Legacy  Capital  Group Value-at-RiskTrading book average one-day, 98%risk management VaR in CHF mn

 Our capital position has been transformed  CET1 ratio  3.9%  Tier-1 leverage ratio  4.6%  5.2%  n/a          13.4%  Impact of Op Risk RWA add-on1  Excl. Op Risk RWA add-on1  1 FINMA-imposed operational risk RWA add-on of CHF 5.2 bn, primarily in respect of our RMBS settlements, which was effective as of 3Q17  Growth  Costs  Risk  Legacy  Capital

 The improving performance of our quality core franchises is becoming more visible as the SRU drag reduces  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  Adjusted pre-tax incomein CHF bn   Core  SRU drag  Group  +29%  -38%  3.7  2.9      +394%  Growth  Costs  Risk  Legacy  Capital

Update on 3Q17 operating performance

1 Delivering profitable growth across Wealth Management

- Wealth Management highlights
- Divisional updates: SUB, IWM, APAC, GM and IBCM

2 On track to exceed 2017 target cost savings and accelerating wind-down of SRU

- Cost savings
- SRU wind-down

3 Maintaining strong capital position

CREDIT SUISSE November 2, 2017 12

 Our approach to Wealth Management  Allocating more capital to Wealth ManagementFocusing on UHNWI and entrepreneursBalanced approach between Mature and Emerging MarketsOffering an integrated approach, combining wealth and asset management and investmentbanking – highly valued by our clientsDeveloping advisory and investment solutions for our clients – growing our base of recurring feesFocusing on strong controls to generate quality and compliant growth

   We are allocating increasing amounts of capital towards Wealth Management and IBCM as we right-size our Markets activities…  1 Includes Global Markets, APAC Markets and SRU. SRU excludes operational risk RWA of CHF 19 bn in 2Q15 and CHF 20 bn in 3Q17, respectively  SUB, IWM, APAC WM&C and IBCM RWA in CHF bn  Markets activities RWA1 in CHF bn  -33%  +20%

   …and are reshaping the Group at pace  1 Excludes Corporate Center RWA of CHF 15 bn in 2Q15 and CHF 21 bn in 3Q17, respectively 2 Includes Global Markets, APAC Markets and SRU. SRU excludes operational risk RWA of CHF 19 bn in 2Q15 and CHF 20 bn in 3Q17, respectively  SUB, IWM, APAC WM&C, IBCM  Markets activities2  RWA allocation1in CHF terms  100%  100%

 Progress in 2017  2016 APAC client revenue distribution curve – illustrative  2  3  4  Revenues by client in 2016  Select client transactionsin 2017 YTD  Key activityMulti-billion USD corporate notesNNA ~CHF 400 mn  We are generating quality, compliant growth by increasing ourshare of wallet with existing UHNW and entrepreneur clients  Existing underpenetrated clients  Existing top clients  Key activityFX hedgingDebt / Equity underwriting  Key activityNNA ~CHF 600 mnMulti-billion USD debt / equity underwriting  1  Key activityPrivate placementNNA CHF 400+ mnCorporate loan  1  2  3  4

   This strategy is working and we are delivering strong net asset inflows, allowing us to exceed our FY16 performance at 9M17  Wealth Management1 NNAin CHF bn  1 Relating to SUB PC, IWM PB and APAC PB within WM&C

   Our strategy has generated record AuM…  1 Relating to SUB PC, IWM PB and APAC PB within WM&C  Wealth Management1 AuMin CHF bn  NNA growth rateAnnualized  4%  7%  6%        +12%  +10%

…and higher profit margins

Wealth Management[1]
adjusted net margin
in bps


+6 bps
30
32
36
9M15²
9M16
9M17

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Excludes Swisscard pre-tax income of CHF 25 mn for 9M15

CREDIT SUISSE
November 2, 2017
19

 Net new assets  Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division  NNA excl. regularization outflows  Regularization outflows    +147%  1.9  4.7  3Q    SUB Private Clients in CHF bn  +11%  This strategy is working in Mature Markets with positive asset inflows…

   …and growth in profitability  +14%  SUB adjustedpre-tax incomein CHF mn   Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division1 Excludes Swisscard pre-tax income of CHF 25 mn for 9M15        1

   Our strategy is working with strong asset inflows in our Emerging Markets focused divisions…  Wealth Management1 NNAin CHF bn  1 Relating to SUB PC, IWM PB and APAC PB within WM&C  10.4  SUB PC  IWM PB  APAC PB  9.6  7.1  Mature Markets focus  Emerging Markets focus

   …and strong growth in profitability  IWM and APAC WM&C adjusted pre-tax incomein CHF mn   1,668  APAC WM&C  IWM  1,018  1,145  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  +64%

 IWM is delivering strong revenue growth, driven by higher recurring income…  1 Includes other revenues of CHF (5) mn in 9M16 and CHF 1 mn in 9M17, respectively   3,3991  3,7471  +10%  IWM net revenuesin CHF mn  +7%  +11%  +12%    Recurring commissions & fees  Net interestincome  Transaction- and performance-based

 …creating positive operating leverage…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  IWM adjustedoperating expensesin CHF mn  +3%

 …leading to a step change in profitability – 9M17 profits at FY16 level  1,087  809  1Q  2Q  3Q  787  IWM adjustedpre-tax incomein CHF mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  +55%  +22%  +39%  +38%  1,109

 APAC WM&C is delivering strong revenue growth in Private Banking, with strength in recurring revenues…  1 Includes other revenues in APAC PB of CHF (16) mn in 9M16  1,0021  1,216  +21%  Recurringcommissions & fees  APAC PBnet revenuesin CHF mn  Net interest income  Transaction-based  +33%  +20%  +8%

 …creating positive operating leverage…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  APAC WM&C adjustedoperating expensesin CHF mn  +12%

…leading to a step change in profitability – 9M17 profits exceeding FY16 level

APAC WM&C adjusted pre-tax income
in CHF mn



+152%
581
178
198
205
+585%
+87%
+107%
336
102
111
123
231
26
106
99
3Q
2Q
1Q
503
9M15
9M16
9M17
FY 2016

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

CREDIT SUISSE
November 2, 2017
29

   Improving performance in APAC Markets  APAC Markets adjusted pre-tax income in USD mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix  Target adjusted RoRC†: 10-15%

   Global Markets with positive operating leverage in 9M17…  Global Markets adjusted operating expenses in USD bn  Global Markets adjusted net revenues1 in USD bn    +8%      -8%    Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes SMG net revenues of USD 160 mn and USD (10) mn in 9M16 and 9M17, respectively

   …with 3Q17 performance impacted by seasonality, resilient performance in Fixed Income and rebound in Equities  Performance impacted by seasonality and low volatility environmentEquities1 revenues increased 5%, Fixed Income1 revenues down 8% YoYContinued cost discipline, on track for full-year 2018 operating cost base of < USD 4.8 bnOn track to achieve full-year 2018 net revenues of > USD 6.0 bn  1 Includes sales and trading and underwriting, based on USD figures

 Share of wallet gains and market position1  IBCM adjusted pre-tax income in USD mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Source: Dealogic as of September 30, 2017   IBCM with share of wallet gains in 9M17 across all key products  +28 bps in M&A 9M17 YoY+30 bps in ECM 9M17 YoY+28 bps in Leveraged Finance 9M17 YoYTop 5 rank across key products M&A, ECM and Leveraged Finance in 3Q17  +92%

  Strategic Cloud   Robotics & Process automation   IT Infrastructure modernization  Leveraging technology to generate sustainable efficiency gains            > 30% applications decommissioned since 2012  Examples  12% of operating system instances in the cloud, target 60% by 2020  Selected technology investments  ~150 Robots live, 60+ in development

   Group adjusted operating expenses at constant FX rates*in CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix* See Appendix  We have delivered CHF 1.0 bn of net savings at 9M17  2017 full-yearnet savings target:CHF 0.9 bn

 SRU RWA excl. Op Risk1in USD bn  Further progress in accelerated SRU wind-down  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes operational risk RWA of CHF 19 bn in 3Q15 and 3Q16 and CHF 20 bn in 2Q17 and 3Q17, respectively 2 Target originally set in USD terms, implying parity at end-2018 3 Based on quarterly average as presented at the Investor Day on December 7, 2016  -53%  SRU leverage exposurein USD bn  68  40  SRU adjusted operating expenses in USD mn  228  ~1403  75  SRU RWA in CHF bn  36  38  30  252  196  74  661  119  53  351  2    -13%    -10%

 We have increased our capital base this quarter through organic capital generation  CET1 capital in CHF bn  40.6  Tier-1 capital in CHF bn  43.3  47.2  38.8  46.7

 2.2  0.4  Our business model delivers positive operating leverage and increasing profitability  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  Net revenues  Operating expenses  Pre-tax income  Group adjusted resultsin CHF bn   15.7  14.9  14.2  13.3  9M16  9M17  -6%  +394%  +6%

 Summary  Delivering profitable growth across Wealth ManagementOn track to exceed 2017 target cost savings and accelerating wind-down of SRUMaintaining strong capital position

 Detailed Financials  November 02, 2017

   Results overview    Adjusted    Credit Suisse Group results 3Q17 3Q16 2Q17 9M17 9M16 Net revenues 4,972 5,396 5,205 15,711 15,142 Provision for credit losses 32 55 82 167 177 Total operating expenses 4,540 5,119 4,541 13,892 15,028Pre-tax income/(loss) 400 222 582 1,652 (63) Real estate gains - (346) - - (346) (Gains)/losses on business sales - - - (15) 56 Restructuring expenses (112) (145) (69) (318) (491) Major litigation expenses (108) (306) (33) (238) (306) Net revenues 4,972 5,050 5,205 15,696 14,852 Provision for credit losses 32 55 82 167 177 Total operating expenses 4,320 4,668 4,439 13,336 14,231 Pre-tax income 620 327 684 2,193 444Net income/(loss) attributable to shareholders 244 41 303 1,143 (91)Diluted Earnings/(loss) per share in CHF 0.09 0.02 0.13 0.47 (0.04)  Note: All values shown are in CHF mn unless otherwise specified. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

 CET1 ratio at 13.2% and Tier-1 leverage ratio at 5.2%      1 Includes model and parameter updates 2 ‘Other’ includes methodology and policy changes  Basel III RWA in CHF bn  Comments  Leverage exposure in CHF bn  13.2%  CET1 ratio  3.8%  3.8%  CET1 leverage ratio  5.2%  5.2%  Tier-1 leverage ratio          1  1  CET1 ratio of 13.2% after deduction of 26 bps in respect of operational risk add-onCHF 5.2 bn of operational risk RWA add-on in 3Q17 imposed by FINMA, primarily for our RMBS settlements, has been recorded in Corporate CenterFurther reduction of RWA in SRU by CHF 3 bn, leaving RWA excl. operational risk at USD 17 bn, well on track to achieve end-2018 target of USD 11 bnTier-1 leverage ratio of 5.2%, of which CET1 leverage ratio at 3.8%, unchanged from previous quarter  2Q17  3Q17  2  1  13.3%

Achieved 9M17 net savings of CHF 1.0 bn; well on track to beat targeted reduction in cost base

Adjusted operating expenses at constant FX rates* in CHF bn



21.2
19.4
(1.0)
<18.5
<17.0
Full year 2015
Full year 2016
Net savings 9M17
2017 Target
2018 Target



14.5
(1.0)
1H17: 0.6
3Q17: 0.4
13.4
(7)%
9M16
Net savings 9M17
9M17
9M17 vs. 9M16

Key messages

- Continued progress in cost reduction; 9M17 net savings mainly driven by decreased professional services costs and execution of workforce strategy
- 9M17 net savings of CHF 1.0 bn with incremental 3Q17 savings of CHF 0.4 bn; ahead of schedule to deliver on the full year 2017 cost base target of < CHF 18.5 bn and net savings of > CHF 900 mn, notwithstanding headwinds in expected increase in regulatory-related expenses
- Committed to delivering on our end-2018 target with adjusted cost base of < CHF 17.0 bn

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
* Adjusted operating expenses at constant FX rates; see Appendix

CREDIT SUISSE
November 2, 2017
43

Swiss Universal Bank

Continued PTI growth led by Private Clients

Adjusted key financials in CHF mn

	3Q17	3Q16	2Q17	Δ 3Q16
Net revenues	1,319	1,321	1,405	0%
o/w Private Clients	*727*	*707*	*733*	*3%*
o/w Corp. & Inst. Clients	*592*	*614*	*672*	*(4)%*
Provision for credit losses	14	30	36	
Total operating expenses	857	860	865	0%
Pre-tax income	**448**	**431**	**504**	**4%**
o/w Private Clients	***217***	***196***	***222***	*11%*
o/w Corp. & Inst. Clients	***231***	***235***	***282***	*(2)%*
Cost/income ratio	**65%**	**65%**	**62%**	
Return on regulatory capital†	**14%**	**14%**	**16%**	

Key metrics in CHF bn

		3Q17	3Q16	2Q17	Δ 3Q16
PC	Adj. net margin in bps	43	41	44	2
PC	Net new assets	1.0	0.9	1.7	
PC	Mandates penetration	32%	29%	31%	
	Net loans	165	167	165	(1)%
	Net new assets C&IC	(13.7)	(1.9)	0.0	
	Risk-weighted assets	65	66	64	(2)%
	Leverage exposure	256	246	260	4%

Key messages

- Solid pre-tax income of CHF 448 mn, up 4%; 7th consecutive quarter with PTI growth
- Stable revenues with higher client activity in Private Clients offset by lower revenues from trading services; QoQ down driven by seasonality and regular dividends from participations in 2Q17
- Operating expenses continuously down driven by personnel cost reduction partly offset by investments in regulatory projects; continued investments in digitalization
- Credit provisions at low levels, reflecting the quality of our loan portfolio

Private Clients

- PTI of CHF 217 mn, up 11% driven by strong operating leverage
- Net revenues up 3%, primarily from higher client activity
- Successful launch of our revamped offering «Viva Kids» in 3Q17
- Continued NNA momentum with CHF 1.0 bn of net inflows, taking 9M17 NNA to CHF 4.7 bn or an annualized growth rate of 3.3%; AuM up 7%

Corporate & Institutional Clients

- Lower revenues from trading services impacting transaction-based revenues, partly offset by continued strong investment banking activity
- Recurring revenues impacted by lower discretionary mandate fees and selected EAM exits
- NNA outflows driven by a single public sector mandate of CHF 13.3 bn; EAM selected exits review finalized in 3Q17 resulting in a 9M17 impact of CHF 2.5 bn

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division. All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix

CREDIT SUISSE November 2, 2017 44

International Wealth Management

3Q17 PTI up 59%; 9M17 PTI of CHF 1.1 bn already at full-year 2016 level

Adjusted key financials in CHF mn

	3Q17	3Q16	2Q17	Δ 3Q16
Net revenues	1,262	1,081	1,264	17%
o/w Private Banking	*870*	*789*	*927*	*10%*
o/w Asset Management	*392*	*292*	*337*	*34%*
Provision for credit losses	3	0	8	
Total operating expenses	877	840	878	4%
Pre-tax income	**382**	**241**	**378**	**59%**
o/w Private Banking	***272***	***190***	***307***	*43%*
o/w Asset Management	***110***	***51***	***71***	*116%*
Cost/income ratio	**69%**	**78%**	**69%**	
Return on regulatory capital†	**29%**	**20%**	**29%**	

Key metrics in CHF bn

		3Q17	3Q16	2Q17	Δ 3Q16
PB	Adj. net margin in bps	31	25	36	6
PB	Net new assets	3.6	4.4	4.6	
PB	Number of RM	1,130	1,160	1,120	(3)%
PB	Net loans	48	43	46	11%
	Net new assets AM	1.1	5.0	2.8	
	Risk-weighted assets	37	33	37	11%
	Leverage exposure	93	89	93	5%

Key messages

- Revenue growth across all major categories combined with strong cost control drives step change in PTI level
- PB with continued improvement in profitability across all regions
- Successfully transitioned AM business towards higher contribution from recurring management fees
- RoRC† improved to 29% and cost/income ratio to 69%

Private Banking

- PTI up 43% with 10% net revenue growth and stable costs
- 12% growth in recurring revenues, including solid demand for House View linked solutions
- Net interest income up 13% on higher loan volumes and margins
- Transaction-based revenues up 3% with 17% higher client activity revenues[1], partly offset by lower revenues from trading services
- 3Q17 NNA of CHF 3.6 bn (4%[2]); 9M17 at CHF 12.9 bn (5%[2]) with solid inflows across Europe and emerging markets

Asset Management

- PTI more than doubled on 28% higher management fees
- NNA of CHF 1.1 bn with solid contribution from alternative investments, partly offset by outflows from our emerging market JVs
- 9M17 NNA at CHF 18.9 bn, of which 2/3 from traditional and alternative investments

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix 1 Brokerage, product issuing fees and client FX revenues 2 Annualized growth rate

CREDIT SUISSE
November 2, 2017 45

Asia Pacific

Continued momentum in WM&C with improved performance in Markets

Adjusted key financials in CHF mn

	3Q17	3Q16	2Q17	Δ 3Q16
Net revenues	890	917	848	(3)%
o/w WM&C	*548*	*481*	*559*	*14%*
o/w Markets	*342*	*436*	*289*	*(22)%*
Provision for credit losses	5	34	(1)	
Total operating expenses	657	708	650	(7)%
Pre-tax income	**228**	**175**	**199**	**30%**
o/w WM&C	***178***	***102***	***198***	*75%*
o/w Markets	***50***	***73***	***1***	*(32)%*
Cost/income ratio	**74%**	**77%**	**77%**	
Return on regulatory capital†	**18%**	**13%**	**15%**	

Key metrics in CHF bn

		3Q17	3Q16	2Q17	Δ 3Q16
PB[1]	Adj. net margin in bps	31	15	34	16
PB[1]	Net new assets	5.8	4.3	4.5	
PB[1]	Number of RM	590	650	610	(9)%
PB[1]	Assets under management	190	168	178	13%
	Net loans	43	39	42	11%
	Risk-weighted assets	31	32	32	(3)%
	Leverage exposure	106	108	102	(2)%

Key messages

Wealth Management & Connected (WM&C)

- Pre-tax income growth of 75% and RoRC† of 25% in 3Q17
- Record third quarter for PB with revenues up 16% from higher transaction activities and recurring commissions
- Record AuM of CHF 190 bn, including NNA of CHF 5.8 bn in 3Q17 with strong growth in net margin to 31 bps from 15 bps
- Advisory, Underwriting & Financing revenues up 10%, primarily driven by financing activities to UHNW and entrepreneur clients

Markets[2]

- Improved results with pre-tax income of USD 52 mn vs. USD 1 mn in 2Q17, primarily driven by revenues from equity derivatives reflecting higher volatility in the Asian markets and higher levels of client activity; Equity revenues ex-SMG for 3Q17 were stable
- In fixed income sales and trading, revenues were lower both YoY and QoQ reflecting lower levels of activity in emerging markets rates; 3Q16 included gains from structured deposits
- Continued realization of efficiency initiatives with operating expenses down 19%
- Reduction in RWA and leverage exposure by 22% and 13%, respectively

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix 1 APAC PB within WM&C 2 All numbers quoted under key messages for Markets are based on USD

CREDIT SUISSE November 2, 2017 46

Investment Banking & Capital Markets

Strong advisory revenues offset by seasonally lower underwriting activities

Adjusted key financials in USD mn

	3Q17	3Q16	2Q17	Δ 3Q16
Net revenues	474	479	527	(1)%
Provision for credit losses	12	(9)	14	
Total operating expenses	408	433	421	(6)%
Pre-tax income	**54**	**55**	**92**	**(2)%**
Cost/income ratio	**86%**	**90%**	**80%**	
Return on regulatory capital†	**8%**	**9%**	**14%**	

Key metrics in USD bn

	3Q17	3Q16	2Q17	Δ 3Q16
Risk-weighted assets	20	19	19	8%
Leverage exposure	44	46	45	(3)%

Global Advisory and Underwriting revenues[1] in USD mn

	3Q17	3Q16	2Q17	Δ 3Q16
Global advisory and underwriting revenues[1]	950	945	1,016	1%

Key messages

- Share gains through 9M17 across all key products, demonstrating continued progress on IBCM's strategy
  - Revenues for 9M17 up 12%, outperforming the Street in both Americas and EMEA[2]
  - IBCM achieved top 5 rank in 3Q17 in M&A, ECM (#1 in IPOs) and Leveraged Finance[2]
- 3Q17 net revenues of USD 474 mn with 13% growth in the advisory business whilst Street-wide fees were down 10%[2], offset by lower equity underwriting revenues
- Operating expenses down 6% reflecting continued cost discipline
- RWA up 8% driven primarily by the impact of methodology changes
- Global advisory and underwriting revenues for 9M17 are up 14% YoY, outperforming industry-wide Street fees which were up 6%[3]

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All share of wallet and rank data is based on IBCM addressable market; includes Americas and EMEA only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and government debt). All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix 1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements 2 Source: Dealogic for the period ending September 30, 2017; includes Americas and EMEA only 3 Source: Dealogic for the period ending September 30, 2017; global view

CREDIT SUISSE November 2, 2017 47

Global Markets

Resilient performance amid muted market conditions and seasonally lower client activity

Adjusted key financials in USD mn

	3Q17	3Q16	2Q17	Δ 3Q16
Equities[1]	421	403	557	5%
Fixed Income[1]	947	1,035	1,049	(8)%
Other	(61)	(42)	(46)	
Net revenues	1,308	1,396	1,560	(6)%
Provision for credit losses	7	(6)	12	
Total operating expenses	1,200	1,251	1,248	(4)%
Pre-tax income	**101**	**151**	**300**	(33)%
Cost/income ratio	**92%**	**90%**	**80%**	
Return on regulatory capital†	**3%**	**4%**	**8%**	

Key metrics in USD bn

	3Q17	3Q16	2Q17	Δ 3Q16
Risk-weighted assets	58	53	54	10%
Leverage exposure	291	296	289	(2)%

Key messages

- Consistent improvement in Equities, particularly prime services and cash equities, partly offset by lower primary issuance activity
- Continued outperformance in securitized products offset by a slowdown in credit trading and issuance activity; emerging markets activity declined and macro products were adversely affected by persistently low volatility
- Continued progress towards < USD 4.8 bn in costs by 2018 with operating expenses down 4%; 9M17 costs declined 8% reflecting continued cost discipline
- On track to achieve 2018 ambition of > USD 6 bn in revenues; launched partnership with SUB and IWM to broaden the breadth and depth of products offered to institutional and wealth management clients

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See Appendix 1 Includes sales and trading and underwriting

CREDIT SUISSE November 2, 2017 48

Strategic Resolution Unit

Further significant progress in reducing RWA, leverage exposure and operating expenses

Key financials in USD mn

		3Q17	3Q16	2Q17	Δ 3Q16
Adjusted	Net revenues	(265)	(170)	(280)	56%
	Provision for credit losses	(9)	6	14	
	Total operating expenses	228	351	252	(35)%
	Pre-tax loss	**(484)**	**(527)**	**(546)**	
	Real estate gains	-	-	-	
	(Gain) / loss on business sales	-	-	-	
	Restructuring expenses	*21*	*23*	*12*	
	Major litigation expenses	*94*	*324*	*20*	
Pre-tax loss reported		**(599)**	**(874)**	**(578)**	

Key metrics

	3Q17	3Q16	2Q17	Δ 3Q16
Risk-weighted assets in CHF bn	36	53	38	(33)%
RWA excl. operational risk in USD bn	17	35	19	(53)%
Leverage exposure in USD bn	68	119	75	(43)%

Key messages

- Adjusted net revenue loss of USD 265 mn compares to a loss of USD 170 mn in 3Q16, and USD 280 mn in 2Q17
  - Lower fee-based revenues as a result of businesses exits, partly offset by lower funding costs
  - Exit costs of USD 72 mn in the quarter; life-time cost of 1.2% of RWA remain in line with long-term guidance of less than 3%
- Adjusted operating expenses lower by USD 24 mn vs. 2Q17
- RWA excluding operational risk and leverage exposure lower by USD 3 bn (13%) and USD 7 bn (10%), respectively in 3Q17
  - Sale of limited partnership fund interests, representing bulk of remaining illiquid asset management exposures
  - Interest rate and FX derivatives exposures reduced by 16% through unwinds, novations and compressions
  - Loans and financing exposure reduced by 14%, notably from sales and restructurings of emerging markets positions

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated

CREDIT SUISSE November 2, 2017 49

 Summary  Delivering profitable growth across Wealth ManagementOn track to exceed 2017 target cost savings and accelerating wind-down of SRUMaintaining strong capital position

 Appendix  November 02, 2017

 Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation  Overview of Credit Suisse 3Q17 results  Pre-tax incomein CHF mn unless otherwise specified    Reported        Adjusted          3Q17  3Q16  2Q17    3Q17  3Q16  2Q17  SUB    426  758  502    448  431  504  IWM    355  245  365    382  241  378  APAC    218  152  188    228  175  199  o/w Wealth Management & Connected    173  95  196    178  102  198  o/w Markets in USD mn    46  58  (7)    52  74  1  IBCM in USD mn    37  39  82    54  55  92  Global Markets in USD mn    73  92  267    101  151  300  Total Core    978  1,074  1,145    1,089  840  1,215  SRU in USD mn    (599)  (874)  (578)    (484)  (527)  (546)  Group    400  222  582    620  327  684  RWA in CHF bn    265  270  259          CET1 ratio    13.2%  12.0%  13.3%          Leverage exposure in CHF bn    909  949  906          Tier-1 leverage ratio    5.2%  4.6%  5.2%

   Our focus on execution is driving our overall return on capital higher    2656%(9M16: 1%)  =  +  9M17 RWACHF bn   9M17 Adj.RoRC†  Group  SRU  Corp. Ctr.  Adj. RoRC†  RWA  15%  28%  28%  15%  7%  1%    37USD bn-35%(9M16: -36%)  21-19%(9M16: -17%)  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix  In CHF bn unlessotherwise specified  9M17  9M16  15%  23%  20%  8%  2%  13%  9M17            ~  65  37  19  20  58  SUB  IWM  APAC WM&C  IBCMUSD bn  GlobalMarketsUSD bn  APAC MarketsUSD bn  13

 Our core businesses delivered positive operating leverage in 3Q17  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  Net revenues  Operating expenses  Pre-tax income  Core adjusted resultsin CHF bn   5.2  5.2  4.3  4.1  3Q16  3Q17  -5%  +30%  +0.2%  1.1  0.8

 Our core businesses delivered positive operating leverage in 9M17  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  Net revenues  Operating expenses  Pre-tax income  Core adjusted resultsin CHF bn   16.5  15.9  13.0  12.6  9M16  9M17  -2%  +29%  +3%  3.7  2.9

Wealth Management businesses

NNA generation

APAC PB[1] NNA in CHF bn


4.3
0.7
5.3
4.5
5.8
3Q16
4Q16
1Q17
2Q17
3Q17

IWM PB NNA in CHF bn


4.4
0.4
4.7
4.6
3.6
3Q16
4Q16
1Q17
2Q17
3Q17

SUB PC NNA in CHF bn


0.9
(1.8)
2.0
1.7
1.0
3Q16
4Q16
1Q17
2Q17
3Q17

Regularization outflows included in NNA in CHF bn

	3Q16	4Q16	1Q17	2Q17	3Q17
APAC PB	(0.9)	(1.4)	(0.4)	(0.1)	**-**
IWM PB	(1.5)	(2.2)	(0.4)	(0.4)	**(0.4)**
SUB PC	(0.2)	(0.2)	-	-	**-**

NNA growth (annualized)

	3Q16	4Q16	1Q17	2Q17	3Q17
APAC PB	11%	2%	13%	10%	**13%**
IWM PB	6%	1%	6%	6%	**4%**
SUB PC	2%	(4)%	4%	3%	**2%**

1 APAC PB within WM&C

CREDIT SUISSE

November 2, 2017

56

 Wealth Management businessesNet and gross margins  SUB PC Adj. net margin in bps  Adj. gross margin in bps  IWM PB Adj. net margin in bps  Adj. gross margin in bps  APAC PB1 Adj. net margin in bps  165  184  178  3Q16  3Q17  1Q17  Adj. gross margin in bps  Average AuM in CHF bn  62  141  151  Adj. pre-tax income in CHF mn  346  400  405  Adj. net revenues in CHF mn  4Q16  2Q17  171  95  372  171  140  411  304  346  337  190  272  307  789  870  927  316  192  864  327  262  883  191  204  201  196  217  222  707  727  733  192  150  729  195  208  711  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation. For details on calculations see at the end of this presentation under ‘Notes’1 APAC PB within WM&C  3Q16  3Q17  1Q17  4Q16  2Q17  3Q16  3Q17  1Q17  4Q16  2Q17  3Q16  3Q17  1Q17  4Q16  2Q17  3Q16  3Q17  1Q17  4Q16  2Q17  3Q16  3Q17  1Q17  4Q16  2Q17

Swiss Universal Bank

Private Clients and Corporate & Institutional Clients

Private Clients Adjusted key financials in CHF mn

	3Q17	3Q16	2Q17	Δ 3Q16
Net interest income	421	413	408	2%
Recurring commissions & fees	205	205	202	0%
Transaction-based	101	89	123	13%
Other revenues	0	0	0	
Net revenues	727	707	733	3%
Provision for credit losses	9	12	11	
Total operating expenses	501	499	500	0%
Pre-tax income	**217**	**196**	**222**	11%
Cost/income ratio	**69%**	**71%**	**68%**	

Key metrics in CHF bn

	3Q17	3Q16	2Q17	Δ 3Q16
Adj. net margin in bps	43	41	44	2
Net new assets	1.0	0.9	1.7	
Assets under management	206	193	202	7%
Mandates penetration	32%	29%	31%	
Number of RM	1,300	1,440	1,310	(10)%

Corporate & Institutional Clients Adjusted key financials in CHF mn

	3Q17	3Q16	2Q17	Δ 3Q16
Net interest income	303	311	309	(3)%
Recurring commissions & fees	149	156	161	(4)%
Transaction-based	161	160	207	1%
Other revenues	(21)	(13)	(5)	
Net revenues	592	614	672	(4)%
Provision for credit losses	5	18	25	
Total operating expenses	356	361	365	(1)%
Pre-tax income	**231**	**235**	**282**	(2)%
Cost/income ratio	**60%**	**59%**	**54%**	

Key metrics in CHF bn

	3Q17	3Q16	2Q17	Δ 3Q16
Net new assets	(13.7)	(1.9)	0.0	
Assets under management	347	337	353	3%
Number of RM	550	540	550	2%

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE
November 2, 2017 58

International Wealth Management
Private Banking and Asset Management

Private Banking Adjusted key financials in CHF mn

	3Q17	3Q16	2Q17	Δ 3Q16
Net interest income	367	326	360	13%
Recurring commissions & fees	300	267	302	12%
Transaction- and perf.-based	203	197	265	3%
Other revenues	0	(1)	0	
Net revenues	870	789	927	10%
Provision for credit losses	3	0	8	
Total operating expenses	595	599	612	(1)%
Pre-tax income	**272**	**190**	**307**	43%
Cost/income ratio	**68%**	**76%**	**66%**	

Asset Management Adjusted key financials in CHF mn

	3Q17	3Q16	2Q17	Δ 3Q16
Management fees	278	218	269	28%
Performance & placement rev.	63	41	32	54%
Investment & partnership inc.	51	33	36	55%
Net revenues	392	292	337	34%
Total operating expenses	282	241	266	17%
Pre-tax income	**110**	**51**	**71**	116%
Cost/income ratio	**72%**	**83%**	**79%**	

Key metrics in CHF bn

	3Q17	3Q16	2Q17	Δ 3Q16
Adj. net margin in bps	31	25	36	6
Net new assets	3.6	4.4	4.6	
Assets under management	355	311	336	14%
Net loans	48	43	46	11%
Number of RM	1,130	1,160	1,120	(3)%

Key metrics in CHF bn

	3Q17	3Q16	2Q17	Δ 3Q16
Net new assets	1.1	5.0	2.8	
Assets under management	376	324	366	16%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE November 2, 2017 59

Asia Pacific
Wealth Management & Connected and Markets

Wealth Management & Connected
Adjusted key financials in CHF mn

	3Q17	3Q16	2Q17	Δ 3Q16
Private Banking	400	346	405	16%
Adv., Underwr. and Financing	148	135	154	10%
Net revenues	548	481	559	14%
Provision for credit losses	5	34	(1)	
Total operating expenses	365	345	362	6%
Pre-tax income	**178**	**102**	**198**	**75%**
Cost/income ratio	**67%**	**72%**	**65%**	
Return on regulatory capital†	**25%**	**17%**	**28%**	
Risk-weighted assets in CHF bn	19	16	20	15%
Leverage exposure in CHF bn	49	42	45	15%

Markets
Adjusted key financials in USD mn

	3Q17	3Q16	2Q17	Δ 3Q16
Equity sales & trading	271	311	194	(13)%
Eq. sales & trading ex SMG	*271*	*270*	*194*	-
Fixed income sales & trading	83	138	104	(40)%
Net revenues	354	449	298	(21)%
Total operating expenses	302	375	297	(19)%
Pre-tax income	**52**	**74**	**1**	**(30)%**
Cost/income ratio	**85%**	**84%**	**100%**	
Return on regulatory capital†	**7%**	**9%**	**0%**	
Risk-weighted assets in USD bn	13	16	12	(22)%
Leverage exposure in USD bn	59	68	59	(13)%

Private Banking[1] revenue details in CHF mn

	3Q17	3Q16	2Q17	Δ 3Q16
Net interest income	144	159	161	(9)%
Recurring commissions & fees	97	84	94	15%
Transaction-based revenues	159	103	149	54%
Other revenues	0	0	1	
Net revenues	400	346	405	16%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation † See Appendix 1 APAC PB within WM&C

CREDIT SUISSE
November 2, 2017 60

 Corporate Center  Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation‘Other revenues’ include required elimination adjustments associated with trading in own shares    3Q17  3Q16  2Q17  Δ 3Q16  Total assets  66  62  63  6%  Risk-weighted assets  21  17  18  24%  Leverage exposure  63  59  60  7%  Adjusted key financials in CHF mn    3Q17  3Q16  2Q17  Δ 3Q16  Treasury results  45  68  (91)  (34)%  Other  (8)  4  25    Net revenues  37  72  (66)  (49)%  Provision for credit losses  0  0  1    Compensation and benefits  103  185  107  (44)%  G&A expenses  44  89  61  (51)%  Commission expenses  8  5  8  60%  Total other operating expenses  52  94  69  (45)%  Total operating expenses  155  279  176  (44)%  Pre-tax loss  (118)  (207)  (243)    Key metrics in CHF bn

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/5)

	Group in CHF mn					Wealth Management[1] in CHF mn				SUB, IWM and APAC WM&C in CHF mn				
	3Q17	3Q16	2Q17	9M17	9M16	9M17	9M16	9M15[2]	2016	3Q17	3Q16	9M17	9M16	9M15[2]
Net revenues reported	**4,972**	**5,396**	**5,205**	**15,711**	**15,142**	**6,067**	**5,964**	**5,531**	**8,003**	**3,129**	**3,229**	**9,521**	**9,103**	**8,596**
Fair value on own debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Real estate gains	-	(346)	-	-	(346)	-	(346)	(23)	(420)	-	(346)	-	(346)	(23)
(Gains)/losses on business sales	-	-	-	(15)	56	-	-	-	-	-	-	-	-	-
Net revenues adjusted	**4,972**	**5,050**	**5,205**	**15,696**	**14,852**	**6,067**	**5,618**	**5,508**	**7,583**	**3,129**	**2,883**	**9,521**	**8,757**	**8,573**
Provision for credit losses	**32**	**55**	**82**	**167**	**177**	**42**	**66**	**70**	**91**	**22**	**64**	**81**	**77**	**139**
Total operating expenses reported	**4,540**	**5,119**	**4,541**	**13,892**	**15,028**	**4,220**	**4,096**	**4,022**	**5,615**	**2,153**	**2,067**	**6,527**	**6,266**	**6,193**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	(112)	(145)	(69)	(318)	(491)	(94)	(93)	-	(102)	(34)	(41)	(131)	(110)	-
Major litigation provisions	(108)	(306)	(33)	(238)	(306)	(21)	19	(40)	12	(20)	19	(59)	19	(40)
Total operating expenses adjusted	**4,320**	**4,668**	**4,439**	**13,336**	**14,231**	**4,105**	**4,022**	**3,982**	**5,525**	**2,099**	**2,045**	**6,337**	**6,175**	**6,153**
Pre-tax income/(loss) reported	**400**	**222**	**582**	**1,652**	**(63)**	**1,805**	**1,802**	**1,439**	**2,297**	**954**	**1,098**	**2,913**	**2,760**	**2,264**
Total adjustments	220	105	102	541	507	115	(272)	17	(330)	54	(324)	190	(255)	17
Pre-tax income/(loss) adjusted	**620**	**327**	**684**	**2,193**	**444**	**1,920**	**1,530**	**1,456**	**1,967**	**1,008**	**774**	**3,103**	**2,505**	**2,281**

	Group in CHF mn							
	3Q17	3Q16	1H17	1H16	9M17	9M16	2016	2015
Total operating expenses reported	**4,540**	**5,119**	**9,352**	**9,909**	**13,892**	**15,028**	**22,337**	**25,895**
Goodwill impairment	-	-	-	-	-	-	-	(3,797)
Restructuring expenses	(112)	(145)	(206)	(346)	(318)	(491)	(540)	(355)
Major litigation provisions	(108)	(306)	(130)	-	(238)	(306)	(2,707)	(820)
Debit valuation adjustments (DVA)	(20)	-	(43)	-	(63)	-	-	-
Certain accounting changes	(49)	-	(77)	-	(125)	-	-	-
Total operating expenses adjusted	**4,251**	**4,668**	**8,896**	**9,563**	**13,148**	**14,231**	**19,090**	**20,923**
FX adjustment	106	120	171	102	277	223	292	319
FX neutral total operating expenses adjusted	**4,357**	**4,788**	**9,067**	**9,665**	**13,425**	**14,454**	**19,382**	**21,242**

1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE November 2, 2017 62

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/5)

Group in CHF mn

	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14
Net revenues reported	**4,972**	**5,205**	**5,534**	**5,181**	**5,396**	**5,108**	**4,638**	**4,210**	**5,985**	**6,955**	**6,647**	**6,372**	**6,578**	**6,463**	**6,829**
Fair value on own debt	-	-	-	-	-	-	-	697	(623)	(228)	(144)	(297)	(318)	(17)	89
Real estate gains	-	-	-	(78)	(346)	-	-	(72)	-	(23)	-	(375)	-	(5)	(34)
(Gains)/losses on business sales	-	-	(15)	2	-	-	56	(34)	-	-	-	(101)	-	-	-
Net revenues adjusted	**4,972**	**5,205**	**5,519**	**5,105**	**5,050**	**5,108**	**4,694**	**4,801**	**5,362**	**6,704**	**6,503**	**5,599**	**6,260**	**6,441**	**6,884**
Provision for credit losses	**32**	**82**	**53**	**75**	**55**	**(28)**	**150**	**133**	**110**	**51**	**30**	**75**	**59**	**18**	**34**
Total operating expenses reported	**4,540**	**4,541**	**4,811**	**7,309**	**5,119**	**4,937**	**4,972**	**10,518**	**5,023**	**5,248**	**5,106**	**5,405**	**5,181**	**6,791**	**5,052**
Goodwill impairment	-	-	-	-	-	-	-	(3,797)	-	-	-	-	-	-	-
Restructuring expenses	(112)	(69)	(137)	(49)	(145)	(91)	(255)	(355)	-	-	-	-	-	-	-
Major litigation provisions	(108)	(33)	(97)	(2,401)	(306)	-	-	(563)	(204)	(63)	10	(393)	(290)	(1,711)	(42)
Total operating expenses adjusted	**4,320**	**4,439**	**4,577**	**4,859**	**4,668**	**4,846**	**4,717**	**5,803**	**4,819**	**5,185**	**5,116**	**5,012**	**4,891**	**5,080**	**5,010**
Pre-tax income/(loss) reported	**400**	**582**	**670**	**(2,203)**	**222**	**199**	**(484)**	**(6,441)**	**852**	**1,656**	**1,511**	**892**	**1,338**	**(346)**	**1,743**
Total adjustments	220	102	219	2,374	105	91	311	5,306	(419)	(188)	(154)	(380)	(28)	1,689	97
Pre-tax income/(loss) adjusted	**620**	**684**	**889**	**171**	**327**	**290**	**(173)**	**(1,135)**	**433**	**1,468**	**1,357**	**512**	**1,310**	**1,343**	**1,840**

Core in CHF mn

	3Q17	3Q16	9M17	9M16
Net revenues reported	**5,227**	**5,561**	**16,446**	**16,211**
Fair value on own debt	-	-	-	-
Real estate gains	-	(346)	-	(346)
(Gains)/losses on business sales	-	-	23	52
Net revenues adjusted	**5,227**	**5,215**	**16,469**	**15,917**
Provision for credit losses	**40**	**50**	**138**	**94**
Total operating expenses reported	**4,209**	**4,437**	**12,976**	**13,316**
Goodwill impairment	-	-	-	-
Restructuring expenses	(91)	(124)	(279)	(371)
Major litigation provisions	(20)	12	(59)	12
Total operating expenses adjusted	**4,098**	**4,325**	**12,638**	**12,957**
Pre-tax income/(loss) reported	**978**	**1,074**	**3,332**	**2,801**
Total adjustments	111	(234)	361	65
Pre-tax income/(loss) adjusted	**1,089**	**840**	**3,693**	**2,866**

CREDIT SUISSE
November 2, 2017
63

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/5)

SUB PC in CHF mn

	3Q17	3Q16	2Q17	9M17	9M16
Net revenues reported	727	1,053	733	2,171	2,509
Fair value on own debt	-	-	-	-	-
Real estate gains	-	(346)	-	-	(346)
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	727	707	733	2,171	2,163
Provision for credit losses	9	12	11	32	29
Total operating expenses reported	512	515	500	1,550	1,558
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(9)	(16)	2	(54)	(54)
Major litigation provisions	(2)	-	(2)	(4)	-
Total operating expenses adjusted	501	499	500	1,492	1,504
Pre-tax income/(loss) reported	206	526	222	589	922
Total adjustments	11	(330)	0	58	(292)
Pre-tax income/(loss) adjusted	217	196	222	647	630

SUB C&IC in CHF mn

	3Q17	3Q16	2Q17	9M17	9M16
Net revenues reported	592	614	672	1,907	1,851
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	592	614	672	1,907	1,851
Provision for credit losses	5	18	25	28	16
Total operating expenses reported	367	364	367	1,136	1,114
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(4)	(3)	2	(7)	(9)
Major litigation provisions	(7)	-	(4)	(38)	-
Total operating expenses adjusted	356	361	365	1,091	1,105
Pre-tax income/(loss) reported	220	232	280	743	721
Total adjustments	11	3	2	45	9
Pre-tax income/(loss) adjusted	231	235	282	788	730

SUB in CHF mn

	3Q17	3Q16	2Q17	9M17	9M16	9M15
Net revenues reported	1,319	1,667	1,405	4,078	4,360	4,226
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	(346)	-	-	(346)	(23)
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	1,319	1,321	1,405	4,078	4,014	4,203
Provision for credit losses	14	30	36	60	45	95
Total operating expenses reported	879	879	867	2,686	2,672	2,820
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(13)	(19)	4	(61)	(63)	-
Major litigation provisions	(9)	-	(6)	(42)	-	-
Total operating expenses adjusted	857	860	865	2,583	2,609	2,820
Pre-tax income/(loss) reported	426	758	502	1,332	1,643	1,311
Total adjustments	22	(327)	2	103	(283)	(23)
Pre-tax income/(loss) adjusted	448	431	504	1,435	1,360	1,288

IWM PB in CHF mn

	3Q17	3Q16	2Q17	9M17	9M16
Net revenues reported	870	789	927	2,680	2,453
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	870	789	927	2,680	2,453
Provision for credit losses	3	0	8	13	14
Total operating expenses reported	615	593	622	1,879	1,826
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(9)	(13)	(4)	(36)	(36)
Major litigation provisions	(11)	19	(6)	(17)	19
Total operating expenses adjusted	595	599	612	1,826	1,809
Pre-tax income/(loss) reported	252	196	297	788	613
Total adjustments	20	(6)	10	53	17
Pre-tax income/(loss) adjusted	272	190	307	841	630

IWM AM in CHF mn

	3Q17	3Q16	2Q17	9M17	9M16
Net revenues reported	392	292	337	1,067	946
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	392	292	337	1,067	946
Provision for credit losses	-	-	-	-	-
Total operating expenses reported	289	243	269	844	769
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(7)	(2)	(3)	(23)	(2)
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	282	241	266	821	767
Pre-tax income/(loss) reported	103	49	68	223	177
Total adjustments	7	2	3	23	2
Pre-tax income/(loss) adjusted	110	51	71	246	179

IWM in CHF mn

	3Q17	3Q16	2Q17	9M17	9M16	9M15	2016
Net revenues reported	1,262	1,081	1,264	3,747	3,399	3,379	4,698
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	(54)
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	1,262	1,081	1,264	3,747	3,399	3,379	4,644
Provision for credit losses	3	0	8	13	14	12	20
Total operating expenses reported	904	836	891	2,723	2,595	2,620	3,557
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(16)	(15)	(7)	(59)	(38)	-	(54)
Major litigation provisions	(11)	19	(6)	(17)	19	(40)	12
Total operating expenses adjusted	877	840	878	2,647	2,576	2,580	3,515
Pre-tax income/(loss) reported	355	245	365	1,011	790	747	1,121
Total adjustments	27	(4)	13	76	19	40	(12)
Pre-tax income/(loss) adjusted	382	241	378	1,087	809	787	1,109

CREDIT SUISSE

November 2, 2017

64

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (4/5)

APAC WM&C in CHF mn

	3Q17	3Q16	2Q17	9M17	9M16	9M15	2016
Net revenues reported	**548**	**481**	**559**	**1,696**	**1,344**	**1,139**	**1,904**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**548**	**481**	**559**	**1,696**	**1,344**	**1,139**	**1,904**
Provision for credit losses	**5**	**34**	**(1)**	**8**	**18**	**32**	**29**
Total operating expenses reported	**370**	**352**	**364**	**1,118**	**999**	**876**	**1,386**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(5)	(7)	(2)	(11)	(9)	-	(14)
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**365**	**345**	**362**	**1,107**	**990**	**876**	**1,372**
Pre-tax income/(loss) reported	**173**	**95**	**196**	**570**	**327**	**231**	**489**
Total adjustments	5	7	2	11	9	-	14
Pre-tax income/(loss) adjusted	**178**	**102**	**198**	**581**	**336**	**231**	**503**

APAC Mkts in CHF mn

	3Q17	3Q16	2Q17	9M17	9M16
Net revenues reported	**342**	**436**	**289**	**923**	**1,391**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**342**	**436**	**289**	**923**	**1,391**
Provision for credit losses	**-**	**-**	**-**	**-**	**(3)**
Total operating expenses reported	**297**	**379**	**297**	**940**	**1,099**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(5)	(16)	(9)	(29)	(25)
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	**292**	**363**	**288**	**911**	**1,074**
Pre-tax income/(loss) reported	**45**	**57**	**(8)**	**(17)**	**295**
Total adjustments	5	16	9	29	25
Pre-tax income/(loss) adjusted	**50**	**73**	**1**	**12**	**320**

APAC in CHF mn

	3Q17	3Q16	2Q17	9M17	9M16
Net revenues reported	**890**	**917**	**848**	**2,619**	**2,735**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**890**	**917**	**848**	**2,619**	**2,735**
Provision for credit losses	**5**	**34**	**(1)**	**8**	**15**
Total operating expenses reported	**667**	**731**	**661**	**2,058**	**2,098**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(10)	(23)	(11)	(40)	(34)
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	**657**	**708**	**650**	**2,018**	**2,064**
Pre-tax income/(loss) reported	**218**	**152**	**188**	**553**	**622**
Total adjustments	10	23	11	40	34
Pre-tax income/(loss) adjusted	**228**	**175**	**199**	**593**	**656**

APAC PB in CHF mn

	3Q17	3Q16	2Q17	9M17	9M16
Net revenues reported	**400**	**346**	**405**	**1,216**	**1,002**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**400**	**346**	**405**	**1,216**	**1,002**
Provision for credit losses	**(1)**	**38**	**(6)**	**(3)**	**23**
Total operating expenses reported	**261**	**249**	**262**	**791**	**712**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(1)	(3)	(2)	(4)	(3)
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	**260**	**246**	**260**	**787**	**709**
Pre-tax income/(loss) reported	**140**	**59**	**149**	**428**	**267**
Total adjustments	1	3	2	4	3
Pre-tax income/(loss) adjusted	**141**	**62**	**151**	**432**	**270**

APAC Mkts in USD mn

	3Q17	2Q17	1Q17	4Q16	3Q16	9M17	9M16
Net revenues reported	**354**	**298**	**293**	**300**	**449**	**945**	**1,422**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**354**	**298**	**293**	**300**	**449**	**945**	**1,422**
Provision for credit losses	**0**	**0**	**0**	**0**	**0**	**0**	**(3)**
Total operating expenses reported	**308**	**305**	**347**	**358**	**391**	**960**	**1,122**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(6)	(8)	(15)	(14)	(16)	(29)	(25)
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**302**	**297**	**332**	**344**	**375**	**931**	**1,097**
Pre-tax income/(loss) reported	**46**	**(7)**	**(54)**	**(58)**	**58**	**(15)**	**303**
Total adjustments	6	8	15	14	16	29	25
Pre-tax income/(loss) adjusted	**52**	**1**	**(39)**	**(44)**	**74**	**14**	**328**

CREDIT SUISSE November 2, 2017 65

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (5/5)

	IBCM in USD mn					GM in USD mn				
	3Q17	3Q16	2Q17	9M17	9M16	3Q17	3Q16	2Q17	9M17	9M16
Net revenues reported	**474**	**479**	**527**	**1,609**	**1,432**	**1,308**	**1,396**	**1,560**	**4,483**	**4,319**
Fair value on own debt	-	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	**474**	**479**	**527**	**1,609**	**1,432**	**1,308**	**1,396**	**1,560**	**4,483**	**4,319**
Provision for credit losses	**12**	**(9)**	**14**	**32**	**21**	**7**	**(6)**	**12**	**24**	**(1)**
Total operating expenses reported	**425**	**449**	**431**	**1,309**	**1,291**	**1,228**	**1,310**	**1,281**	**3,801**	**4,272**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	(17)	(16)	(10)	(29)	(35)	(28)	(52)	(33)	(81)	(206)
Major litigation provisions	-	-	-	-	-	-	(7)	-	-	(7)
Total operating expenses adjusted	**408**	**433**	**421**	**1,280**	**1,256**	**1,200**	**1,251**	**1,248**	**3,720**	**4,059**
Pre-tax income/(loss) reported	**37**	**39**	**82**	**268**	**120**	**73**	**92**	**267**	**658**	**48**
Total adjustments	17	16	10	29	35	28	59	33	81	213
Pre-tax income/(loss) adjusted	**54**	**55**	**92**	**297**	**155**	**101**	**151**	**300**	**739**	**261**

	Corp. Ctr. in CHF mn					SRU in USD mn						SRU in CHF mn	
	3Q17	3Q16	2Q17	9M17	9M16	3Q17	2Q17	3Q16	3Q15	9M17	9M16	9M17	9M16
Net revenues reported	**37**	**72**	**(66)**	**40**	**87**	**(265)**	**(280)**	**(170)**	**(90)**	**(752)**	**(1,087)**	**(735)**	**(1,069)**
Fair value on own debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	23	52	-	-	-	-	(39)	5	(38)	4
Net revenues adjusted	**37**	**72**	**(66)**	**63**	**139**	**(265)**	**(280)**	**(170)**	**(90)**	**(791)**	**(1,082)**	**(773)**	**(1,065)**
Provision for credit losses	**0**	**0**	**1**	**3**	**(1)**	**(9)**	**14**	**6**	**21**	**28**	**87**	**29**	**83**
Total operating expenses reported	**164**	**279**	**178**	**508**	**497**	**343**	**284**	**698**	**668**	**937**	**1,743**	**916**	**1,712**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	(9)	-	(2)	(12)	-	(21)	(12)	(23)	-	(40)	(122)	(39)	(120)
Major litigation provisions	-	-	-	-	-	(94)	(20)	(324)	(27)	(184)	(324)	(179)	(318)
Total operating expenses adjusted	**155**	**279**	**176**	**496**	**497**	**228**	**252**	**351**	**661**	**713**	**1,297**	**698**	**1,274**
Pre-tax income/(loss) reported	**(127)**	**(207)**	**(245)**	**(471)**	**(409)**	**(599)**	**(578)**	**(874)**	**(799)**	**(1,717)**	**(2,917)**	**(1,680)**	**(2,864)**
Total adjustments	9	-	2	35	52	115	32	347	27	185	451	180	442
Pre-tax income/(loss) adjusted	**(118)**	**(207)**	**(243)**	**(436)**	**(357)**	**(484)**	**(546)**	**(527)**	**(772)**	**(1,532)**	**(2,466)**	**(1,500)**	**(2,422)**

CREDIT SUISSE

November 2, 2017

66

Currency mix & Group capital metrics

Credit Suisse Core results[1]

	9M17	Contribution				
Core results	in CHF mn	CHF	USD	EUR	GBP	Other
Net revenues	**16,446**	25%	49%	11%	2%	13%
Total expenses[2]	13,114	33%	34%	4%	10%	19%
Swiss Universal Bank						
Net revenues	**4,078**	76%	13%	8%	1%	2%
Total expenses[2]	2,746	83%	7%	3%	4%	3%
International Wealth Management						
Net revenues	**3,747**	22%	49%	17%	3%	9%
Total expenses[2]	2,736	42%	25%	10%	9%	14%
Asia Pacific						
Net revenues	**2,619**	3%	47%	2%	1%	47%
Total expenses[2]	2,066	10%	20%	-%	2%	68%
Global Markets						
Net revenues	**4,388**	1%	71%	17%	1%	10%
Total expenses[2]	3,743	5%	61%	4%	20%	10%
Investment Bank & Capital Markets						
Net revenues	**1,574**	-1%	87%	3%	7%	4%
Total expenses[2]	1,312	3%	71%	5%	15%	6%

Sensitivity analysis on Core results[3]

Applying a +/- 10% movement on the average FX rates for 9M17, the sensitivities are:

- USD/CHF impact on 9M17 pre-tax income by CHF +366 / (366) mn
- EUR/CHF impact on 9M17 pre-tax income by CHF +120 / (120) mn

Currency mix capital metric[4] "look-through"



14%
7%
6%
6%
12%
43%
42%
43%
USD
46%
45%
31%
CHF
CET1 capital 5
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **+1.8 bps / (1.9) bps impact** on the "look-through" **BIS CET1 ratio**

1 As reported 2 Total expenses include provisions for credit losses 3 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.99 and EUR/CHF of 1.10 for the 9M17 results
4 Data based on September 2017 month-end currency mix and on a "look-through" basis
5 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE November 2, 2017 67

Notes

General notes

- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier-1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM

Specific notes

* "Adjusted operating expenses at constant FX rates" and "adjusted non-compensation operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for
1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497,
3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123,
1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845,
3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451,
1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603,
3Q17: USD/CHF 0.9645, EUR/CHF 1.1413, GBP/CHF 1.2695.
These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Abbreviations

Adj. = Adjusted; AM = Asset Management; APAC = Asia Pacific; AuM = Assets under Management; BIS = Bank for International Settlements; bps = basis points; CET1 = Common Equity Tier 1; C&IC = Corporate & Institutional Clients; Corp. Ctr. = Corporate Center; DCM = Debt Capital Markets; EAM = External Asset Manager; ECM = Equity Capital Markets; EMEA = Europe, Middle East & Africa; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; GM = Global Markets; IBCM = Investment Banking & Capital Markets; IWM = International Wealth Management; IPO = Initial Public Offering; JV = Joint Venture; M&A = Mergers & Acquisitions; Mkts = Markets; NNA = Net new assets; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; perf. = performance; PTI = Pre-tax income; QoQ = Quarter-on-quarter; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RWA = Risk-weighted assets; SMG = Systematic Market-Making Group; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; UHNW(I) = Ultra High Net Worth Individuals; VaR = Value-at-Risk; WM&C = Wealth Management & Connected; YoY = Year on year; YTD = Year to Date

CREDIT SUISSE November 2, 2017 68

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: November 2, 2017
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer